Exhibit 3.2

CERTIFICATE OF DESIGNATION

OF

PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES A SPECIAL VOTING PREFERRED STOCK

OF

CONTANGO ORE, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Contango ORE, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows pursuant to Section 151 of the DGCL and in accordance with Section 103 of the DGCL:

WHEREAS, the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), authorizes the issuance of up to 15,000,000 shares of preferred stock, par value $0.01 per share, of the Corporation (“Preferred Stock”) in one or more series, which Preferred Stock shall consist of such number of shares and have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in a resolution or resolutions providing for the issuance of such series adopted by the Board of Directors of the Corporation (the “Board of Directors”) from time to time prior to the issuance of any shares thereof;

AND WHEREAS, it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (this “Certificate of Designation”) establish and fix and herein state and express the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of such series of Preferred Stock as follows:

TERMS OF SPECIAL VOTING PREFERRED STOCK

Section 1. Designation, Amount and Par Value. The series of Preferred Stock shall be designated as Series A Special Voting Preferred Stock (the “Special Voting Share”) and the number of shares so designated shall be one (1). The outstanding Special Voting Share shall have a par value of $0.01 per share.

Section 2. Dividends. The holder of record of the Special Voting Share shall not be entitled to receive any dividends declared and paid by the Corporation.

Section 3. Voting Rights.

(a) The holder of record of the Special Voting Share, except as otherwise required under applicable law or as set forth in subparagraph (b) below, shall not be entitled to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation.

(b) With respect to all meetings of the stockholders of the Corporation at which the holders of the Corporation’s common stock, par value $0.01 per share, are entitled to vote (each, a “Stockholder Meeting”) and with respect to any action by written consent by the holders of such common stock (each, a “Stockholder Consent”), the holder of the Special Voting Share shall vote together with the holders of such common stock as a single class except as otherwise required under applicable law, and the holder of the Special Voting Share shall be entitled to cast on such matter a number of votes equal to the number of Exchangeable Shares (the “Exchangeable Shares”) of 1566004 B.C. Ltd., a company existing under the laws of the Province of British Columbia, or any successor thereto by amalgamation or otherwise (the “Acquiror”), outstanding as of the record date for determining stockholders entitled to vote at such Stockholder Meeting or in connection with the applicable Stockholder Consent (i) that are not owned by the Corporation or its affiliates and (ii) as to which the holder of the Special Voting Share has received voting instructions from the holders of such Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement (the “Exchange Agreement”) to be entered into among the Corporation, 1566002 B.C. Unlimited Liability Company, Acquiror and the Trustee agent thereunder (the “Trustee”).

Section 4. Liquidation. Subject to the rights of any other class or series of capital stock of the Corporation, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holder of record of the Special Voting Share, as such, shall be entitled to receive $0.01 (payable out of funds legally available therefor) before any distribution or payment shall be made to the holders of the Corporation’s common stock, par value $0.01 per share.

Section 5. Other Provisions.

(a) The holder of record of the Special Voting Share shall not have any rights hereunder to convert such share into, or exchange such share for, shares of any other series or class of capital stock of the Corporation.

(b) The Trustee shall exercise the voting rights attached to the Special Voting Share pursuant to and in accordance with the Exchange Agreement. The voting rights attached to the Special Voting Share shall terminate pursuant to and in accordance with the Exchange Agreement.

(c) At such time as the Special Voting Share has no votes attached to it, the Special Voting Share shall be automatically cancelled and shall not be reissued as a Special Voting Share. Any Special Voting Share so cancelled shall, upon its cancellation, and upon the taking of any action required by law, become an authorized but unissued share of Preferred Stock undesignated as to series and may be reissued a part of a new series of Preferred Stock, subject to the conditions and restrictions set forth in the Certificate of Incorporation or imposed by the DGCL.

(d) This Certificate of Designation shall be effective upon filing.

Section 6. No Other Rights or Privileges. Except as specifically set forth herein, the holder of the Special Voting Share shall have no other rights, privileges or preferences with respect to the Special Voting Share.

RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed and attested by its duly authorized officer this 25th day of March, 2026.

CONTANGO ORE, INC.

By:	/s/ Rick Van Nieuwenhuyse
Name:	Rick Van Nieuwenhuyse
Title:	President and Chief Executive Officer